UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER RELEASES THIRD QUARTER 2011 RESULTS

HIGHLIGHTS:

•	During the 3rd quarter of 2011 (3Q11) Embraer delivered 28 jets to the commercial aviation market and 18 to the executive aviation market (17 light jets and 1 large jet);

•	3Q11 Revenues reached US$ 1,363.6 million and Gross margin reached 21.2%, as a result of the mix in revenues and products;

•

3Q11 EBIT[1] and EBITDA[2] margin reached 9.1% and 13.8%, respectively, above the Company’s guidance, for an accumulated EBIT and EBITDA margin of 8.6% and 13.2%, respectively, for the first three quarters of 2011;

•	Firm order backlog increased to US$ 16 billion, as a result of sales activities in 3Q11, mainly in executive aviation;

•

3Q11 Net income attributable to Embraer Shareholders and Earning per ADS basic totaled US$ 1.9 million and US$ 0.0103, respectively, primarily as a result of Deferred income taxes generated by the appreciation of the US Dollar during the period. Therefore, 3Q11 Adjusted net income excluding deferred income taxes[3] was US$ 125.7 million;

•	3Q11 Net cash position totaled US$ 193.4 million, mainly as a result of increased inventories.

MAIN FINANCIAL INDICATORS:

		in million of U.S dollars, except % and per share data
IFRS	2Q11	3Q10	3Q11	YTD11
Revenues	1,358.6	1,044.0	1,363.6	3,777.9
EBIT	105.6	66.4	124.2	324.1
EBIT Margin %	7.8%	6.4%	9.1%	8.6%
EBITDA	153.1	130.6	188.3	497.8
EBITDA Margin %	11.3%	12.5%	13.8%	13.2%
Adjusted Net Income (excluding Deferred income tax and social contribution) ³	120.1	64.7	125.7	337.0
Net income attributable to Embraer Shareholders	96.4	126.1	1.9	203.4
Earnings per share - ADS basic (US$)	0.5328	0.6970	0.0103	1.1241
Net Cash	406.3	617.5	193.4	193.4

GUIDANCE OUTLOOK:

•	The Company is projecting its 2011 Revenue Guidance to be in the range of US$ 5.6 – US$ 5.8 billion;

•

2011 EBIT and EBITDA Guidance remain unchanged at US$ 465 million and US$ 700 million, respectively. Consequently, EBIT and EBITDA margins shall be above the current Guidance of 8% and 12%, respectively.

[1]	EBIT is equal to the operating profit before financial income (expenses) as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Revenues.
[2]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 10.
[3]

Adjusted net income is a non-GAAP measure, calculated by adding Net income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cashflow statement, under Deferred income tax and social contribution, which totaled US$ 123.8 million in 3Q11.

São José dos Campos, November 2, 2011 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2010 (3Q10), June 30, 2011 (2Q11) and September 30, 2011 (3Q11), are derived from the unaudited financial statements.

NET SALES AND GROSS MARGIN

Embraer delivered a total of 28 jets to the commercial aviation market and 18 to the executive aviation market (17 light jets and 1 large jets), for an accumulated total of 73 commercial and 49 executive aircraft (43 light jets and 6 large jets) delivered during the first nine months of 2011 (9M11). As a result, accumulated Revenues for 9M11 totaled US$ 3,777.9 million. The Company believes it is in line to meet its revised 2011 Revenue guidance and is expecting a stronger 4Q11 if compared to previous quarters in the year. The Company’s ongoing efforts to improve productivity and efficiency have allowed it to achieve higher Gross margins, in spite of a stronger local currency and increased labor costs. In this line, Embraer’s 9M11 Gross profit margin reached 22.5%, compared to 20.5% for the first nine months of 2010 (9M10).

EBIT

3Q11 EBIT and EBIT margin were US$ 124.2 million and 9.1%, respectively. For 9M11, the accumulated Operating income margin reached 8.6%. Considering the expected mix of revenues and products of 4Q11, the Company believes it is well positioned to deliver its 2011 Operating margin guidance. Research expenses totaled US$ 20.9 million for 3Q11, for an accumulated total of US$ 59.3 million in 9M11, consistent with the Company’s outlook of US$ 90 million for the year. 3Q11 Selling expenses remained stable and reached US$ 102.6 million compared to the US$ 108.8 million in 2Q11. Administrative expenses for 3Q11 reached US$ 69.4 million and were also stable when compared to the US$ 64.4 million for 2Q11. It is important to mention that a portion of the operating expenses are Real denominated and considering that the average Real to the US dollar exchange rate from 2Q11 to 3Q11 depreciated 2.5%, there was only a slight positive impact to such expenses. In 9M11, the average Real exchange rate appreciated 8.3% when compared to the same period of 2010. Furthermore, the Company continues to make investments to develop its customer support network, especially in Executive aviation, and has implemented some changes in the Defense & Security organization, as well as intensified its efforts to define the product strategy in the Commercial aviation segment, all of which impact the Company’s SG&A expenses. Other operating (expense) income, net, totaled US$ 27.6 million in 3Q11, primarily driven by order cancellations which, although have continued to decrease over the past two years, are still occurring to some degree.

NET INCOME

Net income attributable to Embraer and Earnings per ADS, for 3Q11, were US$ 1.9 million and US$ 0.0103, respectively. Net income was largely impacted by the appreciation of the US dollar against the Real during 3Q11, which appreciated approximately 18% over the last two weeks of the quarter, and consequently increased Embraer’s non-cash taxes for the period. As mentioned in footnote 3, under IFRS Embraer is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles and PP&E) and such appreciation of the US dollar during 3Q11 increased the Company’s deferred taxes for the quarter, which totaled US$ 123.8 million.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position for the period decreased by US$ 212.9 million, totaling US$ 193.4 million. Such decrease in Net cash comes mainly as a consequence of an increase in the Company’s Inventories and investments in PP&E which were partially offset by an increase in Advances from customers.

		in million of U.S.dollars
Balance Sheet Data	(1) 3Q10	(1) 2Q11	(1) 3Q11
Cash and cash equivalents	1,044.4	1,350.9	1,434.1
Financial assets	1,007.7	775.3	569.9
Total cash position	2,052.1	2,126.2	2,004.0
Loans short-term	83.8	217.7	479.2
Loans long-term	1,350.8	1,502.2	1,331.4
Total loans position	1,434.6	1,719.9	1,810.6
Net cash*	617.5	406.3	193.4

*	Net cash = Cash and cash equivalents + Financial assets short-term - Loans short-term and long-term
(1)	Derived from unaudited financial information.

Considering the above, Net cash generated by operating activities reached US$ 161.1 million in 3Q11 and helped partially offset the 3Q11 cash requirements related to PP&E and Intangibles. During the course of 4Q11, Free cash flow4 is expected to recover, as aircraft deliveries in 4Q11 tend to increase compared to previous quarters, driving Inventories to decrease. However Inventories may end the year at a level above where it was in the beginning of 2011.

					in million of U.S.dollars
IFRS	3Q10	4Q10	1Q11	2Q11	3Q11	YTD11
Net cash generated by operating activities	89.8	578.1	62.1	78.3	161.1	301.8
Financial assets adjustment (1)	(92.1)	(287.5)	(47.9)	26.6	(140.7)	(162.0)

Other assets adjustment (2)	22.0	19.8	—	—	—	—
Additions to property, plant and equipment	(39.1)	(65.9)	(91.8)	(92.9)	(72.8)	(257.5)
Additions to intangible assets	(46.5)	(51.3)	(48.1)	(49.7)	(59.5)	(157.3)

Free cash flow	(65.9)	193.2	(125.7)	(37.7)	(111.9)	(275.0)

(1)	Unrealized gain (losses) on Financial assets.
(2)	Correspond mainly of court-mandated escrow deposit and short term marketable securities.

Additions to PP&E totaled US$ 72.8 million in 3Q11. Total PP&E includes values related to Pool program spare parts, aircraft under lease or available for lease and CAPEX. As the Company has consistently built up its inventory of spare parts to adjust for the growing demand of its spare parts Pool programs from its customer base, in 2012, the level of investments in Pool program spare parts is expected to be less than in 2011. The Company also added a total of US$ 157.3 million to Intangible assets in 9M11. During 3Q11, Embraer anticipated certain risk sharing partner contributions originally scheduled for 2012, resulting in income of US$ 10.8 million as the net Development expenditures for the period. The anticipation of such risk sharing partner contributions was the primary driver for the Company’s revision of its 2011 product

4

Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded in Intangible assets, and changes in short-term investments (Financial Assets). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial assets which do not represent changes in the Company’s net cash position since additions or reductions in Financial Assets reflects changes in the maturity profile of the Company’s short-term investments and, as consequence, does not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operating cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial assets. For more detailed information please refer to page 10.

development investments outlook, announced during 2Q11. The table below outlines the detailed investments in PP&E and R&D for the first three quarters of 2011.

	1Q11	2Q11	3Q11	YTD 11
Development (Net of contributions from suppliers)	33.1	49.5	(10.8)	71.8
Research	19.3	19.1	20.9	59.3
R&D	52.4	68.6	10.1	131.1

	1Q11	2Q11	3Q11	YTD 11
CAPEX	38.8	31.7	38.5	109.0
Additions of aircraft available for lease or under lease	21.5	37.6	—	59.1
Additions of Pool program spare parts	31.5	23.6	34.3	89.4
PP&E	91.8	92.9	72.8	257.5

During 3Q11, the Company’s total debt increased to US$ 1,810.6 million, compared to US$ 1,719.9 million in 2Q11. This increase in the Company’s total debt comes as a result of the cash management needs to support the Company’s ongoing operations. In 3Q11 Short-term loans accounted for 26% of total loans, compared to 13% in 2Q11. Considering the Company’s current debt profile, the average loan maturity decreased to 4.5 years.

As a result of the growth in Short-term loans, the cost of Dollar denominated loans decreased from 5.5% to 4.9% p.a. and the cost of Real denominated loans also decreased from 6% to 5.6% p.a., from 2Q11 to 3Q11. The Adjusted EBITDA to financial expense (gross) ratio (for more detailed information please refer to page 10) decreased slightly in 3Q11, compared to 2Q11, going from 7.14 to 7.08. As of 3Q11, 29.7% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be the most important tool in mitigating exchange rate fluctuation risks. In other words, by balancing cash allocation in Reais and Dollar denominated assets, the Company attempts to neutralize its exchange rate exposures on its Balance sheet. Of total cash in 3Q11, 49% was denominated in Reais. The Company’s financial strategy continues to positively contribute to the results of the financial activities and in 9M11 such contribution totaled US$ 51.4 million.

Complementing the Company’s hedging strategy and taking advantage of the recent depreciation of the Real, the Company entered into some “plain vanilla” financial hedges in order to reduce its 2012 cashflow exposure. The Company’s cashflow exposure comes as a result of the fact that approximately 5% of its net revenues are denominated in Reais and 25% of its total costs are also denominated in Reais. Having more Real denominated costs than revenues, generates such exposure. Approximately 30% of the Company’s Real exposure is protected if the US Dollar depreciates below US$ 1.75 to the Real. For exchange rates above this level, the Company will enjoy the upside up to an average exchange rate cap of US$ 2.40.

OPERATIONAL BALANCE SHEET ACCOUNTS

		in million of U.S.dollars
Balance Sheet Data	(1) 3Q10	(1) 2Q11	(1) 3Q11
Trade accounts receivable	319.4	466.8	473.6
Customer and commercial financing	47.9	53.8	120.6
Inventories	2,708.2	2,696.6	2,872.4
Property, plant and equipment	1,123.3	1,336.1	1,323.5
Intangible	719.8	832.0	791.2
Trade accounts payable	848.8	1,036.5	989.4
Advances from customers	1,177.3	1,107.0	1,183.6
Total shareholders’ equity	3,063.6	3,257.5	3,214.6

(1)	Derived from unaudited financial information.

Total Inventories increased by US$ 175.8 million, totaling US$ 2,872.4 million in 3Q11, primarily due to the greater number of aircraft deliveries expected for 4Q11 compared to previous quarters in 2011. Trade accounts payable decreased by US$ 47.1 million and totaled US$ 989.4 million in 3Q11, as a result of the normal cycle of the Company’s operating activities. Advances from customers grew by US$ 76.6 million and reached US$ 1,183.6 million in 3Q11, as a result of improvements in the sales environment. Trade accounts receivable and Property plant and equipment both remained stable, totaling US$ 473.6 million and US$ 1,323.5 million, respectively, in 3Q11. Customer and commercial financing increased US$ 66.8 million, mainly driven by temporary short-term financing structures related to aircraft deliveries during 3Q11. Furthermore, Intangible decreased US$ 40.8 million, primarily as a result of risk-sharing partner contributions received during the period.

SEGMENT RESULTS

3Q11 Revenues mix by segment varied when compared to 2Q11, as a result of a lower participation from the Executive aviation and Defense and Security segments, which represented 11% and 13.9% of total Company Revenues, respectively. This decrease was offset by the higher participation from the Commercial aviation and Others segments, which reached 73.1% and 2% of Revenues, respectively. The mix in revenues and products of 3Q11 negatively impacted the Gross margin of the period, when compared to 2Q11.

	(1)		(1)		(1)		(1)
Net revenues by segment	2Q11		3Q10		3Q11		YTD2011
	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	887.6	65.3	702.5	67.3	996.4	73.1	2,635.8	69.8
- Commercial Aviation services	88.5	6.5	77.0	7.4	89.9	6.6	282.6
Defense and Security Business	200.5	14.8	107.2	10.3	189.2	13.9	558.9	14.8
- Defense and Security Business services	45.0	3.3	33.7	3.2	48.2	3.5	133.6
Executive Aviation	245.6	18.1	217.2	20.8	149.4	11.0	510.7	13.5
- Executive Aviation services	25.8	1.9	16.3	1.6	26.9	2.0	70.6
Others	24.9	1.8	17.1	1.6	28.6	2.0	72.5	1.9
Total	1,358.6	100.0	1,044.0	100.0	1,363.6	100.0	3,777.9	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

During 3Q11, the Company delivered 28 commercial jets and sold 17 new E-Jets reaching a total of 1,018 firm orders. The E-Jets program reached a significant milestone with the delivery of the 800th. aircraft to China Southern Airlines. As Paulo Cesar de Souza e Silva, Embraer’s President of Commercial Aviation, said: “The 800th. E-Jet delivery mark was achieved about seven years after the first E-Jets entered revenue service in 2004, which eloquently proves the success of the E-Jets program in the worldwide commercial aviation market”. In addition, “Follow-on orders from Kenya, Lufthansa and GECAS confirmed our customers’ confidence in the E-Jets efficiency and operational flexibility”.

Deliveries	1Q11	2Q11	3Q10	3Q11	2011
Commercial Aviation	20	25	20	28	73
ERJ 145	—	2	1	—	2
EMBRAER 170	1	—	1	—	1
EMBRAER 175	2	1	1	—	3
EMBRAER 190	11	17	11	22	50
EMBRAER 195	6	5	6	6	17

Highlights of the 3Q11 related to the Commercial aviation segment include:

•	Sale of ten EMBRAER 190 to Kenya Airways;

•	Sale of five EMBRAER 195 to Lufthansa;

•	Sale of two EMBRAER 190 to GECAS;

•	China Southern Airlines became the newest E-Jets operator and also received the commemorative 800th. Delivery;

•	First Embraer 190 delivery to Alitalia;

•	11th. Maintenance Cost Workshop, focused on the E-Jets and the ERJ 145 families; and

•

Embraer and GE successfully concluded bio-jet fuel tests with an EMBRAER 170, testing the performance of E-Jets and CF34-8E engines powered with sustainable HEFA (Hydro-processed Esters and Fatty Acids) biofuel.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 Family	890	—	890	890	—
EMBRAER 170	188	34	222	182	6
EMBRAER 175	189	290	479	136	53
EMBRAER 190	531	293	824	371	160
EMBRAER 195	110	36	146	81	29
E-JETS Family	1,018	653	1,671	770	248
TOTAL	1,908	653	2,561	1,660	248

EXECUTIVE AVIATION

In 3Q11 Executive Aviation delivered a total of 17 light jets and one large jet.

Deliveries	1Q11	2Q11	3Q10	3Q11	YTD11
Executive Aviation	8	23	24	18	49
Light Jets	6	20	22	17	43
Large Jets	2	3	2	1	6

Although the U.S. Corporate Profits indicator, which is an important market driver, has exceeded pre-2009 recession levels, the used aircraft market (price and number of used aircraft for sale) continues to offer some barriers to the executive aviation market recovery. Furthermore, as a result of the continued challenges observed in the Executive aviation segment, the Company may not achieve its 2011 revenues projection for this segment. In spite of the current environment, the Company is net order positive as of September 30, 2011. The highlight was the signing, at the beginning of October, of an agreement for the purchase of 13 Legacy 650 jets by China’s Minsheng Financial Leasing Co. as the first step to fulfill the Memorandum of Understanding (MoU) celebrated in July for up to 20 aircraft.

The assembly of the Phenom 100 at Melbourne, Florida progresses on schedule with the interior installation and painting of the first Phenom 100, the wing mate of the second aircraft and the third aircraft subassemblies already on site in the plant. First flight of U.S.-assembled Phenom 100 is scheduled to occur later this year. The adjoining Embraer Customer Center (ECC) has been completed and the Occupancy Certificate has been issued. The ECC will be fully functional in December this year.

The Legacy 500 executive jet program continues to evolve. Three prototypes are currently in production. The wing and fuselage of the first prototype has been mated and systems installation is underway. Landing gear has been installed and electrical power in the aircraft has been turned on. The assembly and installation of the vertical and horizontal stabilizers, cabin door, rudder and elevator assemblies are being concluded. The second prototype’s wing trailing edge and other structural components and systems are being assembled and the first structural segments of the third prototype are being finished.

Embraer’s commitment to world class customer support is highlighted by the Company’s expansion of its network of service centers. In August, Embraer announced the appointment of four new authorized service centers in Brazil and an operational expansion plan of its factory-owned service center in Brazil, including new services and certifications, a substantial increase in maintenance equipment, and larger facilities. In the same month, the announcement of a new service center in the Greater China region was made. In October it was disclosed that four new Authorized Service Centers for the Phenom jets in North America will join the Company’s global network, achieving more than 55 owned and authorized service centers.

DEFENSE AND SECURITY

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including training and light attack, intelligence, surveillance and reconnaissance systems, aircraft modernization, military transportation, command and control systems and services. In addition, we are also pursuing in Brazil major participation in projects such as the Integrated System for Border Monitoring (SISFRON), and Security for the upcoming major sporting events.

Embraer Defense and Security and AEL Sistemas S.A, a subsidiary of Israel’s Elbit Systems Ltd., formalized a partnership to create a new company, Harpia Sistemas S.A., to focus on the unmanned aerial systems (UAS) market. Embraer Defense and Security holds 51% of Harpia’s capital, and AEL the remaining 49%.

From its headquarters in the Federal District of Brasília, Harpia’s activities will involve marketing, development, systems integration, manufacturing, sales, and UAS after-sale support, as well as simulators and the modernization of avionics systems. The company will provide broader solutions for complex systems, increasing the market-share of Brazilian made products in the national defense and security market.

As for modernization programs, in 3Q11 two more F-5 BR were delivered to the Brazilian Air Force (FAB). These two units complete 44 deliveries of a total of 46 aircraft. The more recent contract signed to modernize 11 additional F-5 fighter jets are expected to have deliveries commencing in 2013.

The test campaigns of the AMX fighters are on-going. Five aircraft have already been received by Embraer for the modernization program.

The A-4 aircraft modernization program is also on-going and the modernization activities of the first two prototypes will begin in 2012.

India’s AEW program is also developing with work being performed on all three aircraft simultaneously at Embraer’s assembly line.

Also during 3Q11, three more Super Tucano aircraft were delivered to an undisclosed customer, bringing total deliveries of this aircraft type to 156.

The KC-390 development program is also progressing on schedule with the production of the first prototype expected to start in 2013. By the end of 3Q11, 60 purchase intentions for this aircraft had been signed.

The selection of the suppliers of the KC-390 is still in progress: the Brazilian company AEL Sistemas S.A., will supply the mission computer; Cobham, with headquarters in Dorset, England, was chosen to supply the wing-mounted aerial refueling pods; SELEX Galileo, from Italy, will supply the mission radar system, and Hispano-Suiza (Safran Group), from Colombes, France, was selected to supply the Emergency Electric Power Generator System (EEPGS) for the KC-390 military airlifter and tanker jet.

TOTAL BACKLOG

Embraer’s firm order backlog increased US$ 200 million at the end of 3Q11 and totaled US$ 16 billion. The following chart presents the Company’s backlog evolution through 3Q11.

OTHER EVENTS

In response to a subpoena issued in an investigation by the U.S. Securities and Exchange Commission (“SEC”) relating to possible violations of the U.S. Foreign Corrupt Practices Act , the Company retained outside counsel to conduct an internal investigation into transactions in three specific countries. That internal investigation is ongoing, and the Company is fully cooperating with the SEC and the U.S. Department of Justice (“DOJ”). The Company’s outside counsel has been in regular contact with the SEC and the DOJ and has provided both agencies with documents and other information. The Company’s outside counsel recently met with both agencies to brief them on the status of its investigation. The Company and its outside counsel expect to continue to have discussions with the SEC and the DOJ. The Company is unable to predict duration, scope or results of the investigation.

GUIDANCE OUTLOOK

Despite some improvements noted in the sales activities in the Executive aviation market, the Company continues to manage certain commercial challenges in this segment, particularly related to aircraft deliveries. As a consequence, the Company expects to deliver less aircraft in the Executive aviation segment, which shall result in an annual revenue approximately US$200 million below guidance for this segment. Furthermore, during 2Q11, considering certain additional market opportunities presented in the Commercial aviation and Defense & Security segments, coupled with a sustainable revenue stream from Executive aviation, the Company revised its annual Revenue guidance, from US$ 5.6 billion to US$ 5.8 billion. However, considering that annual revenues for the Executive aviation segment is now expected to be approximately US$ 1.0 billion, the Company is projecting its 2011 Revenue guidance to be in the range of US$ 5.6 – US$5.8 billion. 2011 EBIT and EBITDA Guidance remain unchanged at US$ 465 million and US$ 700 million, respectively. Therefore, EBIT and EBITDA margins are expected to be above the guidance of 8% and 12%, respectively.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not an accounting measurement under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

		in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 2Q11	(1) 3Q10	(1) 3Q11
Net Income Attributable to Embraer	450.3	302.5	326.1
Noncontrolling interest	11.4	16.4	12.5
Income tax (expense) income	(24.1)	3.4	163.7
Financial income (expense), net	(30.9)	(23.5)	(27.1)
Foreign exchange gain (loss), net	(8.0)	(0.2)	(18.7)
Depreciation and amortization	238.5	220.1	238.4
Adjusted EBITDA	637.2	518.7	694.9

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 2Q11	(1) 3Q10	(1) 3Q11
Total debt to Adjusted EBITDA (i)	2.70	2.77	2.61
Net cash to Adjusted EBITDA (ii)	0.64	1.19	0.28
Total debt to capitalization (iii)	0.35	0.32	0.36
LTM Adjusted EBITDA to financial expense (gross) (iv)	7.14	5.38	7.12
LTM Adjusted EBITDA (v)	637.2	518.7	694.9
LTM Interest and commissions on loans (vi)	89.2	96.3	97.5

(1)	Derived from unaudited financial information.
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial assets, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

EMBRAER - S.A.
IFRS	CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except earnings per share)

	(1)		(1)
	Three months ended on		Nine months ended on
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
REVENUE	1.044,0	1.363,6	3.393,9	3.777,9

Cost of sales and services	(829,6)	(1.074,1)	(2.698,5)	(2.927,2)

Gross profit	214,4	289,5	695,4	850,7

OPERATING INCOME ( EXPENSE )
Administrative	(52,6)	(69,4)	(136,9)	(191,0)
Selling	(88,7)	(102,6)	(268,4)	(305,4)
Research	(15,5)	(20,9)	(44,5)	(59,3)
Other operating income, net	8,8	27,6	13,7	29,1

OPERATING PROFIT BEFORE FINANCIAL INCOME	66,4	124,2	259,3	324,1

Financial income, net	6,3	2,6	14,9	24,5
Foreign exchange gain, net	3,7	14,3	7,1	26,9

PROFIT BEFORE TAXES ON INCOME	76,4	141,1	281,3	375,5

Income tax (expense) income	51,0	(136,8)	(65,5)	(166,5)

NET INCOME	127,4	4,3	215,8	209,0

Attributable to:
Owners of Embraer	126,1	1,9	207,5	203,4
Noncontrolling interest	1,3	2,4	8,3	5,6
Weighted average number of shares (in thousands)
Basic	723,7	723,7	723,7	723,7
Diluted	723,9	723,9	723,8	724,8
Earnings per share
Basic	0,17425	0,00259	0,28687	0,28104
Diluted	0,17421	0,00258	0,28683	0,28060

Earnings per share - ADS basic (US$)	0,6970	0,0103	1,1475	1,1241

Earnings per share - ADS diluted (US$)	0,6968	0,0103	1,1473	1,1224

(1)	Derived from unaudited financial information.

EMBRAER - S.A.
IFRS	CONSOLIDATED STATEMENTS OF CASH FLOWS
(in million of U.S. dollars)

	(1)		(1)
	Three months ended on		Three months ended on
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Operating activities
Net income	127.4	4.3	215.8	209.0
Items not affecting cash and cash equivalents
Depreciation	33.3	29.2	73.0	88.9
Amortization	30.9	34.9	81.4	84.8
Allowance (reversal) for inventory obsolescence	8.9	(3.7)	24.3	2.8
Deferred income tax and social contribution	(61.4)	123.8	39.9	133.6
Market value adjustment provision	—	(0.9)	—	—
Accrued interest	(0.3)	2.9	(9.7)	5.0
Stock option	2.1	2.3	2.1	7.6
Foreign exchange gain (loss), net	(2.1)	(5.3)	(5.0)	(21.4)
Residual value guarantee	(0.3)	1.3	(0.6)	0.7
Other	1.0	(7.8)	(1.3)	(4.5)
Changes in assets and liabilities:
Financial assets (2)	74.9	126.0	(56.4)	118.8
Accounts receivable and Collateralized	100.0	(32.6)	38.6	(143.7)
Customer and commercial financing	(1.8)	(66.8)	4.9	(50.1)
Inventories	(350.0)	(110.3)	(306.4)	(614.9)
Other assets	(48.9)	(42.8)	(66.5)	(38.9)
Non-recourse and recourse debt	(2.7)	(0.7)	(15.4)	(4.9)
Trade accounts payable	133.0	(54.0)	242.0	260.4
Contribution from suppliers	(1.4)	60.2	(14.6)	48.3
Advances from customers	(20.0)	93.3	2.7	199.1
Taxes and payroll charges payable	6.3	(3.5)	(23.1)	5.5
Financial guarantee	(1.3)	(7.0)	(9.0)	(30.7)
Provisions and contingencies	49.4	15.4	60.0	40.6
Unearned income	12.8	2.9	19.2	5.8

Net cash generated by operating activities	89.8	161.1	295.9	301.8

Investing activities
Proceeds from sale of property, plant and equipment	29.1	0.1	29.2	0.2
Additions to property, plant and equipment	(39.1)	(72.8)	(83.8)	(257.5)
Additions to intangible assets	(46.5)	(59.5)	(127.4)	(157.3)
Additions to subsidiary investments	—	(6.0)	—	(6.0)
Investments in held to maturity securities	30.9	2.6	19.9	5.3
Business acquisitions	—	—	—	(51.0)

Net cash (used in) investing activities	(25.6)	(135.6)	(162.1)	(466.3)

Financing activities
Repayment of borrowings	(521.1)	(503.4)	(1,172.2)	(1,314.2)
Proceeds from borrowings	398.7	694.5	562.6	1,729.4
Dividends and interest on own capital	(44.4)	(45.4)	(77.5)	(152.6)

Net cash (used in) generated by financing activities	(166.8)	145.7	(687.1)	262.6

Effects of exchange rate changes on cash	31.8	(88.0)	5.3	(57.1)
Increase (decrease) in cash and cash equivalents	(70.8)	83.2	(548.0)	41.0
Cash and cash equivalents at the beginning of the period	1,115.2	1,350.9	1,592.4	1,393.1
Cash and cash equivalents at the end of the period	1,044.4	1,434.1	1,044.4	1,434.1

(1)	Derived from unaudited financial information.
(2)	Include Unrealized (gain) on Financial assets, 3Q10 (17.2), 3Q11 (14.7), 9M10 (55.0), 9M11 (43.2)

EMBRAER - S.A.

IFRS	CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

ASSETS	(1) As of June 30, 2011	(1) As of September 30, 2011
Current assets
Cash and cash equivalents	1,350.9	1,434.1
Financial assets	775.3	569.9
Trade accounts receivable, net	466.3	473.4
Derivative financial instruments	6.7	8.7
Customer and commercial financing	8.8	73.4
Collateralized accounts receivable	11.9	12.2
Inventories	2,691.7	2,867.7
Other assets	282.3	268.5

	5,593.9	5,707.9

Non-current assets
Trade accounts receivable	0.5	0.2
Financial assets	49.2	47.4
Customer and commercial financing	45.0	47.2
Collateralized accounts receivable	529.7	528.1
Inventories	4.9	4.7
Other assets	265.7	252.7
Guarantee deposits	465.1	467.3
Deferred income tax	114.7	17.9
Derivative financial instruments	15.7	23.2
Investments	—	6.0
Property, plant and equipment	1,336.1	1,323.5
Intangible assets	832.0	791.2

	3,658.6	3,509.4

TOTAL ASSETS	9,252.5	9,217.3

(1)	Derived from unaudited financial information.

IFRS	EMBRAER - S.A. CONDENSED CONSOLIDATED BALANCE SHEETS (in million of U.S. dollars)

LIABILITIES	(1) As of June 30, 2011	(1) As of September 30, 2011
Current liabilities
Trade accounts payable	1,036.5	989.4
Loans and financing	217.7	479.2
Non-recourse and recourse debt	114.2	115.6
Other payables	90.2	84.5
Contribution from suppliers	0.9	0.9
Advances from customers	869.5	954.6
Derivative financial instruments	1.1	1.1
Taxes and payroll charges payable	90.6	75.9
Income tax and social contribution	14.1	31.0
Other provisions	320.8	313.9
Provisions for contingencies	9.2	8.0
Dividends	42.0	30.9
Unearned income	142.2	147.5

	2,949.0	3,232.5

Non-current liabilities
Loans and financing	1,502.2	1,331.4
Non-recourse and recourse debt	351.8	349.7
Other payables	41.3	33.4
Contribution from suppliers	1.6	1.3
Advances from customers	237.5	229.0
Derivative financial instruments	1.0	0.2
Taxes and payroll charges payable	466.0	391.9
Deferred income tax and social contribution	7.3	27.7
Financial guarantee	195.2	189.6
Other provisions	77.7	72.0
Provisions for contingencies	82.4	64.4
Unearned income	82.0	79.6

	3,046.0	2,770.2

TOTAL LIABILITIES	5,995.0	6,002.7

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(183.7)	(183.7)
Revenue reserves	1,736.2	1,736.2
Share-based remuneration	5.3	7.6
Cumulative translation adjustments	21.2	9.8
Retained earnings	128.8	96.5
	3,145.8	3,104.4
Noncontrolling interest	111.7	110.2

Total company’s shareholders’ equity	3,257.5	3,214.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,252.5	9,217.3

(1)	Derived from unaudited financial information.

INVESTOR RELATIONS

André Gaia,Caio Pinez, Cláudio Massuda, Juliana Villarinho, Paulo Ferreira and Luciano Froes (North America). (+55 12) 3927-4404, (+001) 954 359 3492, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q11 Results on November 4, 2011. The conference call will also be broadcast live over the web at http://ri.embraer.com.br

IFRS

Time: 12:00 (SP) / 10:00 am (NY)

Telephones:

+1 888 700-0802 (North America)

+1 786 924-6977 (International)

+55 11 4688-6341(Brazil)

Code: Embraer

ABOUT EMBRAER

Embraer (Embraer S.A. - NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense and security business. The Company also provides after sales support and services to customers worldwide. On September 30, 2011, Embraer had a workforce of 17,204 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled USD 16 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2011

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer